[LETTERHEAD OF BURNS & LEVINSON LLP]

SUSAN K. SHAPIRO

617.345.3310

SSHAPIRO@BURNSLEV.COM

October 18, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Vista Gold Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 28, 2006

File No. 1-9025

Ladies and Gentlemen:

On behalf of our client Vista Gold Corp. (the “Company”), further to telephone conversations with Roger Baer and Jason Wynn of the Staff of the Securities and Exchange Commission (the “Commission”) on October 16, 2006, attached as Schedule A hereto please find text for revisions to the above preliminary proxy statement of the Company. These revisions are being made in response to the Staff’s comment concerning the preliminary proxy statement received on October 12, 2006. The revisions, which consist of marked pages and three sets of riders with summary property information, were submitted to Mr. Baer for review on October 16, 2006. As discussed with Mr. Wynn, the Company intends to incorporate the foregoing revisions into its proxy statement and file its definitive proxy statement, as so revised, with the Commission by October 20, 2006.

Thank you for your consideration in this matter. If you have any questions, please do not hesitate to call the undersigned at (617) 345-3310.

Very truly yours,

/s/ Susan K. Shapiro

Susan K. Shapiro

cc:	Mr. Roger Baer

Mr. Jason Wynn

Mr. Michael Richings

Mr. Howard Harlan

SCHEDULE A

mining claim are met, the locator obtains a valid possessory right to develop and produce minerals from the claim. The right can be freely transferred and, provided that the locator is able to prove the discovery of locatable minerals on the claims, is protected against appropriation by the government without just compensation.

Mining claims are subject to the same risk of defective title that is common to all real property interests. Additionally, mining claims are self-initiated and self-maintained and therefore, possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims solely from an examination of the public real estate records and, therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of a claim. If the validity of a patented mining claim is challenged by the U.S. Bureau of Land Management (“BLM”) or the U.S. Forest Service on the grounds that mineralization has not been demonstrated, the claimant has the burden of proving the present economic feasibility of mining minerals located thereon. Such a challenge might be raised when a patent application is submitted or when the government seeks to include the land in an area to be dedicated to another use.

Environmental Regulation

Vista gold projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. Vista’s policy is to conduct business in a way that safeguards public health and the environment. Management of Vista believes that Vista’s operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where Vista operates could require additional capital expenditures and increased operating and/or reclamation costs. Although management of Vista is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of Vista’s projects.

During 2005, there were no material environmental incidents or non-compliance with any applicable environmental regulations. Management of Vista estimates that Vista will not incur material capital expenditures for environmental control facilities during the current fiscal year.

Reclamation

Vista generally is required to mitigate long-term environmental impacts by stabilizing, contouring, resloping and revegetating various portions of a site after mining and mineral processing operations are completed. These reclamation efforts are conducted in accordance with detailed plans, which must be reviewed and approved by the appropriate regulatory agencies.

Competition

Vista competes with other mining companies in connection with the acquisition of gold properties. There is often competition for the limited number of gold acquisition opportunities available, and some of this competition is with companies having substantially greater financial resources than Vista. As a result, Vista may have difficulty acquiring attractive gold projects at reasonable prices.

Management of Vista believes no single company has sufficient market power to affect the price or supply of gold in the world market.

Description of Assets

[INSERT RIDER 77-1]

Detailed information is contained herein with respect to the Mt. Todd mine and the Paredones Amarillos, Awak Mas, Yellow Pine, Long Valley, Guadalupe de los Reyes and Amayapampa projects. Vista holds the Mt. Todd

77

mine through its indirect wholly-owned subsidiary, Vista Gold Australia Pty Ltd.; the Paredones Amarillos andGuadalupe de los Reyes projects through its wholly-owned subsidiary, Minera Paredones Amarillos S.A. de C.V.; Awak Mas project through its indirect wholly-owned subsidiary, PT Masmindo Dwi; the Yellow Pine project through its indirect wholly-owned subsidiary, Idaho Gold Resources LLC.; the Long Valley project through its indirect wholly-owned subsidiary, Vista Gold U.S. Inc.; and the Amayapampa project through its indirect wholly-owned subsidiary, Minera Nueva Vista S.A. Estimates of reserves and mineralization herein are subject to the effect of changes in metal prices, and to the risks inherent in mining and processing operations.

[INSERT RIDER 78-1]

Mt. Todd

Effective March 1, 2006, Vista Gold Corp. and its subsidiary Vista Gold Australia Pty Ltd. entered into agreements with Ferrier Hodgson, the Deed Administrators for Pegasus Gold Australia Pty Ltd. (“Pegasus”), the government of the Northern Territory of Australia and the JAAC and other parties named therein, subject to regulatory approvals, to purchase a 100% interest in the Mt. Todd gold mine (also known as the Yimuyn Manjerr gold mine) in the Northern Territory, Australia. Under these agreements, Vista Gold Corp. is guarantor of the obligations of its subsidiary Vista Australia (with Vista referred to as “Vista Gold” in summaries of agreement terms herein).

As part of the agreements, Vista Gold agreed to pay Pegasus, AU$1.0 million ($739,600) and receive a transfer of the mineral leases and certain mine assets; and pay the Northern Territory’s costs of management and operation of the Mt. Todd site up to a maximum of approximately AU$375,000 (approximately $277,500) during the first year of the term (initial term is five years, subject to extensions), and assume site management and pay management and operation costs in following years. Additionally, Vista Gold Corp. was to issue common shares with a value of CDN$1.0 million (amounting to 177,053 common shares) to the JAAC as consideration for the JAAC entering into the agreement and for rent for the use of the surface overlying the mineral leases until a decision is reached to begin production. Other agreement terms provide that Vista Gold will undertake a technical and economic review of the mine and possibly form one or more joint ventures with the JAAC. In June 2006, the transactions contemplated under the agreements were completed and effective, with funds held in escrow released to the ultimate vendors and the common shares issued to the JAAC.

Gold Resource Estimate ~~for Mt. Todd Gold Mine~~

On June 26, 2006, Vista Gold announced that a mineral resource analysis for the Batman deposit at the Mt. Todd gold mine was completed on June 26, 2006, by Gustavson Associates [add: LLC] of Boulder, Colorado, in accordance with Canadian National Instrument 43-101 standards under the direction of Mr. John Rozelle, an independent Qualified Person, utilizing standard industry software and resource estimation methodology. The resource analysis report includes the results of 91,225 assay intervals from 730 drill holes (225 core, 435 reserve circulation and 70 rotary drill holes) done by BHP Resources Pty Ltd., Zapopan NL and Pegasus with assaying by Australia Assay Laboratories in Pine Creek and Alice Springs, Classic Comlabs in Darwin and Pegasus’ onsite lab. Pegasus mined part of the Batman deposit from 1993 to 1997, and a joint venture comprising Multiplex Resources Pty Ltd. and General Gold Resources Ltd. mined the deposit from 1999 to 2000.

[Add: The Mt. Todd project is located 50 kilometres northwest of Katherine, Northern Territory, Australia. The project area covers 13,257 acres (5,365 hectares).] The Mt. Todd gold mine is situated within the southeastern portion of the Early Proterozoic Pine Creek Geosyncline. The Batman deposit geology consists of a sequence of hornfelsed interbedded greywackes and shales with minor thin beds of felsic tuff. Bedding consistently strikes at 325º, dipping 40º to 60º to the southwest. Northerly trended sheeted quartz sulfide veins and joints striking at 0º to 20º and dipping 60º to the east are the major location for mineralization in the Batman deposit. The veins are 0.04 to 4 inches in thickness with an average thickness of around 0.4 inches and occur in sheets with up to six veins per horizontal foot.

78

Environmental Regulation

Allied Nevada’s gold projects are subject to various federal and state laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. It is Allied Nevada’s policy to conduct business in a way that safeguards public health and the environment. Management of Allied Nevada believes that Allied Nevada’s operations are conducted in material compliance with applicable laws and regulations.

Changes to current state or federal laws and regulations in the jurisdictions where Allied Nevada operates could require additional capital expenditures and increased operating and/or reclamation costs. Although management of Allied Nevada is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of Allied Nevada’s projects.

During 2005, there were no material environmental incidents or non-compliance with any applicable environmental regulations on the properties held by Allied Nevada. Management of Allied Nevada estimates that Allied Nevada will not incur material capital expenditures for environmental control facilities during the current fiscal year.

Competition

Allied Nevada competes with other mining companies in connection with the acquisition of gold properties. There is competition for the limited number of gold acquisition opportunities, some of which is with companies having substantially greater financial resources than Allied Nevada. As a result, Allied Nevada may have difficulty acquiring attractive gold projects at reasonable prices.

Management of Allied Nevada believes that no single company has sufficient market power to affect the price or supply of gold in the world market.

Description of Assets to be Acquired from Vista

[INSERT RIDER 104-1]~~As part of the Arrangement,~~ Allied Nevada will acquire the Vista Nevada Assets from Vista. The Vista Nevada Assets consist of six mineral projects, all of which are located in Nevada. Allied Nevada will acquire the Vista Nevada Assets by acquiring all of the issued and outstanding shares of Vista Gold Holdings Inc. from Vista. The Vista Nevada Assets include the Hycroft mine and the Wildcat, Maverick Springs, Mountain View, Hasbrouck and Three Hills projects, and the properties held through F.W. Lewis, Inc. Allied Nevada [add: will] holds the Hycroft mine through its indirect wholly-owned subsidiary, Hycroft Lewis Mine, Inc.; and the Maverick Springs, Mountain View, Hasbrouck, Three Hills and Wildcat projects through its indirect wholly-owned subsidiary, Vista Nevada Corp. In addition, the properties acquired by Vista through the acquisition of F.W. Lewis, Inc. will be held through Allied Nevada’s indirect wholly-owned subsidiary, Victory Gold Inc. Detailed information regarding these properties is set out below. Estimates of reserves and mineralization herein are subject to the effect of changes in metal prices, and to the risks inherent in mining and processing operations.

[INSERT RIDER 104-2]

Hycroft Mine

The Hycroft mine and related facilities are located 54 miles west of Winnemucca, Nevada. The Lewis mine was acquired by Vista in early 1987 and the construction of the adjacent Crofoot mine project was completed in April 1988. Mining operations at the Hycroft mine were suspended in December 1998, and the site was placed on care and maintenance. [Add: The Hycroft mine is fully permitted for resumption of production and bonded for past production activities.] Gold production, from continued leaching and rinsing of the heap leach pads, continued in 2000 and 2001. In 2002, 2003, 2004 and 2005, the amount of gold recovered was not material, as expected. The mine is currently on care and maintenance. From inception in 1987 until suspension of mining operations in December 1998, the Hycroft mine produced over 1 million ounces of gold.

In January 2005, Vista announced that it had signed an agreement with Canyon Resources Corporation to grant Canyon a six-month option to purchase the Hycroft mine. In August 2005, Canyon elected not to exercise their option to purchase the Hycroft mine. As previously reported, during its option period Canyon completed 33 drill holes on the whole Hycroft property which confirmed average grades for the ore body. See “— Geology and Ore Reserves” and “— Updated Feasibility Study” below.

On December 13, 2005, Vista purchased the leasehold interest in the Lewis property at Hycroft as part of the acquisition of F.W. Lewis, Inc. See “— F.W. Lewis, Inc. Properties”.

104

These agreements involve payments of $3,000 per month minimum royalty payments to Victory Gold, minimum exploration commitments of $250,000 per year, and an option to purchase the property for $2.0 million payable by December 31, 2007, with a retained 5% gross royalty on gold and a 4% NSR on other metals, and with annual advance minimum royalty (“AMR”) payments of $60,000 commencing on exercise of the purchase option. Madison and Great American also have an option to purchase the royalties from Victory Gold for $4.0 million in the first year following the date of exercise of the purchase option and escalating by $500,000 each year thereafter.

Allied Nevada plans to review the geology and exploration potential and prioritize the properties during 2006 for possible venture opportunities.

Description of Assets to be Acquired from the Pescios

[INSERT RIDER 114-1]~~As part of the Arrangement, Allied Nevada will indirectly acquire the Pescio Nevada Assets from the Pescios.~~ The Pescio Nevada Assets consist of interests in 53 Nevada mining properties, and include the royalty and other interests currently held by the Pescios in the Beowawe Gold Property, the Cobb Creek Property, the Dixie Flats Project, the Dome Property, the Wild Horse Property, the Eden Property, the Elder Creek Property, the NAD Property, the North Carlin Property, the North Mill Creek Property, the Pony Creek Property, the Switch and Six Mile Properties, the Toy Property, the Tusk Property, the Rock Creek Property, the Santa Renia Gold-Silver Property, the Six Mile Property, the South Silver Cloud Property, the Tonka Gold-Silver Property, and the Woodruff Gold-Silver Property. ~~Detailed information regarding these properties and the interests in these properties currently held by the Pescios, is set out below.~~ Estimates of reserves and mineralization herein are subject to the effect of changes in metal prices, and to the risks inherent in mining and processing operations.

[INSERT RIDER 114-2]

Beowawe Gold Property

The property is located in [add: Cortez-Battle Mt.-Eureka Trend in] north-central Nevada approximately 30 kilometers east of the town of Battle Mountain and 32 kilometers west of Carlin, Nevada. It currently consists of 100 non-contiguous mining lode claims (approximately [add: 1,799 acres or] 728 hectares) and fee land (approximately [add: 79 acres or] 32 hectares) in two basic blocks along an east west axis of approximately nine kilometres.

The Pescios are parties to the agreement dated November 7, 2002 with Atna Resources Ltd. and Atna Resources, Inc. (“Atna”) in accordance with which the Pescios granted to Atna the option to acquire 100% of the property subject to the obligation to pay a mineral production royalty equal to 3% NSR from the production of minerals from the property, and to pay AMR payments of $75,000 on or before November 6, 2006, and $100,000 on or before November 6, 2007 and on or before November 6 of each subsequent year. Atna has entered into an agreement with Apollo Gold & Energy Inc. to earn up to a 70% interest in the property (subject to performance and satisfaction of certain conditions).

From 1959-1985, there were as many as 50 geothermal test wells drilled for the Beowawe project. The area has been explored for precious metals since 1983 and this included drilling by Chevron, Bow Valley, North and WX. In 1999, Balaclava Mines Inc. acquired the area and drilled a five-hole program. In 2002, Atna optioned the Beowawe claims from Carl Pescio. In 2003, Atna acquired more claims at Beowawe. In 2004, Prospectors Consolidated optioned the claims from Atna. The property was returned to Atna in 2005 and in the same year, Atna optioned the project to Apollo Gold & Energy Inc. Included in the Pescio option to Atna is the requirement to complete 20,000 feet of drilling by November 6, 2005. Atna has extended the requirement to complete the drilling until November 6, 2006 [add: and the requirement to drill 20,000 feet has subsequently been reduced to 8,000 feet.]

As part of the Arrangement, Allied Nevada will acquire the Pescios’ interest in the Beowawe Gold Property from the Pescios. Currently, the Pescios are the holders of a royalty on the claims, and are the beneficial or record owners of certain of the claims. If the required drilling is completed by November 6, 2006, Atna may acquire a 100% interest in the property (subject to any interests of Apollo Gold & Energy Inc.) and the Pescios would then be the holders of a royalty on the claims and hold contractual rights that may in certain circumstances require the record owner to transfer ownership of the claims to the Pescios.

114

Rider 77-1

Following the Arrangement, Vista will control seven mineral projects: two in the United States, two in Mexico, and one each in Australia, Indonesia and Bolivia. Vista has agreed to sell the Bolivian project to Luzon Minerals Ltd.; however, this sale has not yet been completed. See “- Amayapampa” below.

Rider 78-1

The following two tables summarize material information concerning the mineral projects that will be retained by Vista following completion of the Arrangement. The reader is directed to the more comprehensive information about these properties starting on page             , immediately following these summary tables.

Projects to be Retained by Vista

Summary Information

Property Name/Location	Approximate Acreage	Vista Ownership Interest	Geology	Exploration/Mining History	Other
Mt. Todd, Australia	13,257 acres	100%	Gold in sheeted quartz sulfide veins dipping 60[o] in greywackes and shales	Mined by Pegasus 1993-1997 and General Gold 1999-2000

Paredones Amarillos, Mexico	45,962 acres	100%	Gold in low angle fault zone between diorite hanging wall and granodiorite footwall.	Explored by EBM, which completed a feasibility study, and others prior to 1997.

Awak Mas, Indonesia	221,530 acres	100%	Gold associated with quartz in a flysch sequence dipping 15-50 [o] within a suite of metamorphosed volcanic and sedimentary rocks.	Explored by multiple companies 1991-1997, feasibility study was completed.

Yellow Pine, Idaho, USA	304 acres	Option to purchase 100%	Gold occurs with sulfides in stockwork veinlets in a fault zone in the Idaho batholith.	Mining of oxides has occurred, but gold in sulfide mineralization remains.

Long Valley, California, USA	1,800 acres	Option to purchase 100%	Flat lying tabular zones of epithermal mineralization related to caldera activity.	Royal drilled and conducted engineering studies 1994-1997.

Guadalupe de los Reyes, Mexico	1,475 acres	Option to purchase 100%	Epithermal gold and silver mineralization occurs within three structural zones in Tertiary volcanic rocks.	Northern Crown Mines Limited explored and drilled 1993-1997.

Amayapampa, Bolivia	1,989 acres of mining concessions plus 16,803 acres of regional exploration and exploitation concessions	100%*	Gold occurs with quartz and sulfides in a steeply dipping structural zone within weakly metamorphosed sedimentary rocks.	Da Capo Resources Ltd. and subsequently Vista drilled 1994-1997 and Vista completed several feasibility studies through 2000. A scoping study for Luzon was prepared in 2005 containing estimates of mineral resources, which study was updated for Vista in 2006.

*	Vista has agreed to sell the Bolivian project to Luzon Minerals Ltd.; however, this sale has not yet been completed. See “- Amayapampa” below.

Estimates of mineralization have been prepared in accordance with Canadian National Instrument 43-101 standards for all seven of the properties to be retained by Vista, and these estimates are shown in summary form in the following table.

Projects to be Retained by Vista

Estimates of Mineralization

		Tons (000’s)	Tonnes (000’s)	Gold (opt)	Gold (g/t)	Silver (opt)	Silver (g/t)
Mt. Todd, Australia	0.015 ounces per ton (0.5 grams per tonne) cutoff
	Measured(1)	20,306	18,421	0.028	0.97	—	—
	Indicated(1)	41,840	37,957	0.028	0.97	—	—
	Inferred(2)	55,174	50,053	0.027	0.93	—	—

Paredones Amarillos, Mexico	0.015 ounces per ton (0.5 grams per tonne) cutoff
	Measured(1)	12,674	11,498	0.034	1.17	—	—
	Indicated(1)	48,689	44,170	0.030	1.02	—	—
	Inferred(2)	6,057	5,495	0.023	0.79	—	—

Awak Mas, Indonesia	0.015 ounces per ton (0.5 grams per tonne) cutoff
	Measured(1)	16,865	15,300	0.035	1.19	—	—
	Indicated(1)	35,825	32,500	0.030	1.03	—	—
	Inferred(2)	8,250	7,500	0.032	1.08	—	—

Yellow Pine, Idaho, USA	0.025 ounces per ton (0.9 grams per tonne) cutoff
	Measured(1)	16,332	14,816	0.070	2.40	—	—
	Indicated(1)	17,503	15,878	0.061	2.09	—	—
	Inferred(2)	16,047	14,558	0.051	1.75	—	—

Long Valley, California, USA	0.010 ounces per ton (0.34 grams per tonne) cutoff
	Indicated(1)	68,276	61,939	0.018	0.62	—	—
	Inferred(2)	32,914	29,859	0.017	0.58	—	—

Guadalupe de los Reyes, Mexico	0.015 ounces per ton (0.5 grams per tonne) cutoff
	Indicated(1)	6,996	6,347	0.040	1.36	0.67	23.0
	Inferred(2)	4,233	3,840	0.059	2.01	1.92	65.6

Amayapampa, Bolivia	0.012 ounces per ton (0.4 grams per tonne) cutoff
	Measured(1)	5,677	5,150	0.047	1.60	—	—
	Indicated(1)	10,020	9,030	0.040	1.37	—	—
	Inferred(2)	2,161	1,960	0.027	0.94	—	—

(1)	Cautionary Note to U.S. Investors concerning estimates of Measured Resources and Indicated Resources: This table uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

(2)	Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This table uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

Reserves have been estimated in accordance with Canadian National Instrument 43-101 standards for one project that would retained by Vista, namely the Paredones Amarillos project in Mexico. Proven and probable mineral reserves were determined within a proposed open pit mine, which was designed employing a Lerchs-Grossmann optimization technique based on U.S. $400 per ounce gold price. The results are summarized in the following table:

	Paredones Amarillos Mineral Reserve Estimate(1) (0.011 opt gold internal cutoff grade) (0.38 grams per tonne)
	Tons (millions)	Tonnes (millions)	Gold Grade (opt)	Gold Grade g/t	Contained Gold Ounces	Waste Tons (millions)	Waste Tonnes (millions)	Strip Ratio (Waste:Ore)
Proven	12.896	11.699	0.032	1.11	419,000
Probable	41.058	37.247	0.028	0.97	1,158,000
Totals	53.954	48.946	0.029	1.00	1,577,000	187,715	170,292	3.48

(1)	Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves: The estimates of mineral reserves shown in this table have been prepared in accordance with Canadian National Instrument 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Accordingly, the disclosure of mineral reserves herein may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Based on guidelines provided by the SEC, as Vista has obtained a preliminary feasibility study but not a bankable feasibility study with respect to the above, Vista is reporting no reserves under U.S. SEC standards.

Rider 104-1

As part of the Arrangement, Allied Nevada will acquire the Vista Nevada Assets from Vista. The Vista Nevada Assets consist of six mineral projects, all of which are located in Nevada.

Rider 104-2

The following two tables summarize material information concerning the properties that will be acquired from Vista by Allied Nevada as part of the Arrangement. The reader is directed to the more comprehensive information about these properties starting on page             , immediately following these summary tables.

Nevada Projects to be Acquired from Vista by Allied Nevada

Summary Information

Property Name	Approximate Acreage	Vista Ownership Interest	Geology	Exploration/Mining History	Other

Hycroft Mine	12,230 acres	100%, subject to underlying net profits interest	Gold and silver occurs in eruptive volcanic breccias along structural zones.	Vista produced over 1 million ounces of gold from 1987-1998 by heap leaching.	Feasibility study updated, fully permitted and bonded.

Wildcat	1,389 acres	100%, subject to underlying 0.4-1.0% royalties	Structurally controlled epithermal gold and silver in volcanics.	Historic small scale mining of veins. Extensively drilled by former operators.

Maverick Springs	3,900 acres	45%, subject to underlying royalties and annual lease payments of $100,000 (Vista’s share is 45%)	Sediment hosted disseminated gold/silver system.	Prior exploration and drilling by Vista and SSRI and others.	Vista in joint venture with SSRI.

Mountain View	2,360 acres	50%, with an option to acquire additional 50% by paying $250,000, subject to underlying 1.0% and 1.5% royalties	Severance rhyolite hosts gold mineralization under cover.	Previously drilled and explored by others, Vista has drilled on the property.

Hasbrouck	1,300 acres	100%, subject to underlying 2.0% and 1.5% royalties	Gold is hosted in volcanics below sinter deposits of an epithermal, hot spring environment.	Previously explored and drilled by other operators.	Newmont can back in for 51%.

Three Hills	201 acres	Part of Hasbrouck agreement	Gold occurs in silicification zone where faults cut the volcanics.	Previously explored and drilled by other operators.	Newmont can back in for 51%.

F.W. Lewis Inc. Properties	19,000 acres	100%			50 Nevada mineral properties to be evaluated for minerals.

Estimates of mineralization have been prepared in accordance with Canadian National Instrument 43-101 guidelines for six of the seven of the properties to be contributed to Allied Nevada by Vista, and these estimates are shown in summary form in the following table.

Nevada Projects to Acquired from Vista by Allied Nevada

Estimated Mineralization

		Tons (000’s)	Tonnes (000’s)	Gold (opt)	Gold (g/t)	Silver (opt)	Silver (g/t)
Hycroft Mine	0.005 ounces per ton (0.17 grams per tonne) cyanide soluble gold cutoff
	Measured(1)	17,200	15,604	0.020	0.69	—	—
	Indicated(1)	35,500	32,205	0.018	0.62	—	—
	Inferred(2)	8,700	7,893	0.015	0.51	—	—

Wildcat	0.010 ounces per ton (0.34 grams per tonne) gold cutoff
	Indicated(1)	38,108	34,571	0.018	0.62	0.16	5.5
	Inferred(2)	28,355	25,723	0.015	0.51	—	—

Maverick Springs	1.0 ounces per ton (34 grams per tonne) silver equivalent cutoff
	Indicated(1)	69,630	63,167	0.010	0.34	1.0	34.3
	Inferred(2)	85,550	77,610	0.008	0.27	1.0	34.3

Mountain View	0.006 ounces per ton (0.2 grams per tonne) gold cutoff
	Indicated(1)	23,219	21,064	0.013	0.45	—	—
	Inferred(2)	4,466	4,051	0.039	1.34	—	—

Hasbrouck	0.010 ounces per ton (0.34 grams per tonne) gold cutoff
	Indicated(1)	20,300	18,416	0.023	0.79	0.32	11.0
	Inferred(2)	8,200	7,439	0.021	0.72	0.19	6.5

Three Hills	0.010 ounces per ton (0.34 grams per tonne) gold cutoff
	Indicated(1)	5,736	5,204	0.023	0.79	—	—

F.W. Lewis Inc. Properties	No estimates of mineralization have been prepared for the F.W. Lewis Inc. properties

(1)	Cautionary Note to U.S. Investors concerning estimates of Measured Resources and Indicated Resources: This table uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

(2)	Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This table uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

Proven and probable mineral reserves were estimated for Hycroft in accordance with Canadian National Instrument 43-101 standards based on a $450 per ounce gold price. The results are summarized in the following table:

	Hycroft Mineral Reserve Estimate(1) (0.005 opt cyanide-soluble gold cutoff grade) (0.17 g/t cyanide soluble)
Reserve Category	Short Tons (millions)	Tonnes (millions)	Fire Assay Gold Grade (opt)	Fire Assay Gold Grade g/t	Contained Gold Ounces	Waste Tons (millions)	Waste Tonnes (millions)	Strip Ratio (Waste:Ore)
Proven	11.954	10.844	0.022	0.75	260,900
Probable	21.366	19.383	0.019	0.65	401,900
Totals	33.320	30.227	0.020	0.69	662,800	50,808	46,092	1.52

(1)	Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves: The estimates of mineral reserves shown in this table have been prepared in accordance with Canadian National Instrument 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Accordingly, the disclosure of mineral reserves herein may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Based on guidelines provided by the SEC, reserves would have to be calculated using a gold price of $400 per ounce. Proven and probable mineral reserves based on a gold price of $400 per ounce contained in an optimized but not a designed pit are summarized in the following table:

	Hycroft Mineral Reserve Estimate (0.005 opt cyanide-soluble gold cutoff grade) (0.17 g/t cyanide soluble)
Reserve Category	Short Tons (millions)	Tonnes (millions)	Fire Assay Gold Grade (opt)	Fire Assay Gold Grade g/t	Contained Gold Ounces	Waste Tons (millions)	Waste Tonnes (millions)	Strip Ratio (Waste:Ore)
Proven	8.144	7.388	0.026	0.89	211,744
Probable	14.905	13.522	0.022	0.75	327,910
Totals	23.049	20.910	0.023	0.79	539,654	32,674	29,641	1.42

Rider 114-1

As part of the Arrangement, Allied Nevada will indirectly acquire the Pescio Nevada Assets. The Pescio Nevada Assets include the Pescios’ royalty and other interests in 53 mining properties, all located in Nevada. Technical studies prepared in accordance with Canadian National Instrument 43-101 standards have been completed for 20 of those properties and two of these properties have estimates of contained gold mineralization. More comprehensive information about these 20 properties is provided below. All of the 53 properties in which the Pescios hold interests have been optioned and leased to other exploration companies in return for production royalties averaging about 2.6%, advance minimum royalties and, on some of the properties, work commitments.

The following two tables summarize material information concerning the 20 properties included in Pescio Nevada Assets, for which technical studies compliant with Canadian National Instrument 43-101 standards have been prepared. The reader is directed to the more comprehensive information about these properties starting on page             , immediately following these summary tables.

Selected Property Interests to be Acquired from the Pescios by Allied Nevada Summary Information

Property Name/ Trend	Approxi- mate Acreage	Pescio Original Interest	Pescio Retained Interest	Annual Advance Minimum Royalty	Work Commitment	Geology	Exploration/ Mining History
Beowawe/ Cortez-Battle Mt.-Eureka Trend	1,878 acres	100%, but subject to option to purchase granted to Atna, which in turn optioned 70% to Apollo Gold Energy; if work commitment is complete by November 6, 2006, Atna will acquire property.	3% NSR	$75,000 on or before November 6, 2006 and $100,000 on or before November 6 for each subsequent year.	8,000’ of drilling	Volcanics and sediments cross cut by faults, geothermal system with gold, mercury, barite associated with quartz veins and pyritic breccia.	Old mine workings, 1983-1996 four companies drilled 39 shallow holes, 3 shallow holes in 2004.

Cobb Creek/ Independence Trend	1,000 acres	49%, subject to lease/purchase with Staccato	3% NSR (1% can be bought for $1.5 million)	49% of $75,000 in 2007, escalating to 49% of $150,000	5,000’ drilling per year	Andesitic basalt cut by quartz-calcite gold veins.	BHP/Utah and Orvana drilled 72 holes 1980s and 1990s.

Dixie Flats/ Carlin Trend	3,680 acres	Staccato Gold owns 100%	2% NSR (1% can be bought for $1.5 million)	$65,000		Webb Formation calcareous sediments. Gold with pyrite and barite associated with brecciated silicified and oxidized alteration.	Geophysics and geochem, Cordex drilled 10 reverse circulation holes 1996, BHP drilled 7 reverse circulation holes 1996 and 1997.

Dome/Cortez-Battle Mt.-Eureka Trend	380 acres	49%, subject to lease to Senator	3% NSR (49% to Pescio) (1% can be bought for $750,000 w/in 5 yrs, $2 million after 5 yrs. Additional 1% can be purchased for $3 million)	49% of $35,000/yr escalating to $60,000 per year on January 3, 2014 in lease payments		Rhyolite with anomalous mercury and barium and weak gold values. Quartz in minor fractures, argillic alteration.	Grass roots stage exploration project.

Selected Property Interests to be Acquired from the Pescios by Allied Nevada Summary Information

Wild Horse/ Between Carlin and Independence Trends	440 acres	Same as Dome	Included with Dome	Included with Dome		Pyroclastic volcanic rocks overlain by sinter. Pyrite in banded chalcedony veins, breccias and rarely in silicifed tuffs.	1984-1989 four companies explored and 7,360’ reverse circulation drilling.

Eden/Sleeper Trend	1.360 acres	Sold to Mill City along with 8 other Pescio properties, who optioned 60% to Minterra.	3% NSR (1% can be bought for $1 million)	Escalating from $30,000 in 2004 to $100,000 in 2009 and beyond, unless option terminated.	$5 million in explor. & development over 5 yrs, 100,000’ of drilling – on the 9 properties. Minterra can earn 10% more by completing bankable feasibility study.	Silicified and strongly argillized zones in sediments along major faults.	3 companies have drilled 63 holes.

Elder Creek/ Cortez-Battle Mt.-Eureka Trend	460 acres	Same as Eden	Same as Eden	Same as Eden	Included with Eden	Gold is associated with faults in Valmy Formation sediments thrust over Devonian carbonates.	Shallow gold mineralization was mined by Alta Gold/NERCO joint venture in 1988.

NAD/Cortez-Battle Mt.-Eureka Trend	200 acres	Same as Eden	Same as Eden	Included with Elder Creek	Included with Eden	Upper-plate siliciclastic rocks host a gold anomaly where the upper plate rocks are exposed.	Some 47 holes have been drilled by 5 companies.

North Carlin/ Carlin Trend	720 acres	Same as Eden	Same as Eden	Same as Eden	Included with Eden	The project is covered by post-mineral rocks. The target would be to drill test favorable rocks beneath cover, estimated at 1,000-1,665 feet deep.	Early-stage exploration project.

Selected Property Interests to be Acquired from the Pescios by Allied Nevada Summary Information

North Mill Creek/Cortez-Battle Mt.-Eureka Trend	120 acres	Same as Eden	Same as Eden	Included with Elder Creek	Included with Eden	Upper plate Valmy Formation sediments host a large geochemical anomaly for arsenic, antimony and mercury.	3 adits, 5 bulldozer cuts, 9 reverse circulation drill holes by 4 companies 1995-1998.

Pony Creek/ Carlin Trend	11,680 acres	Sold to Mill City along with 8 other Pescio properties, who optioned 60% to Grandview Gold.	3% NSR, reducing to 2% if work commitments met and 1% more can then be bought for $1.5 million	Escalating from $30,000 in 2004 to $100,000 in 2009 and beyond, unless option terminated.	Grandview to spend $3.5 million by July 31, 2007, 30,000’ of drilling on Pony Creek and Elliot Dome.	Gold is related to felsite breccias and probably to felsic intrusions into graben faults.	Newmont explored and drilled 1980-1989, followed by others off and on through present.

Switch and Six Mile/ Between Cortez-Battle Mt.-Eureka and Carlin Trends	280 acres	Same as Eden	Same as Eden	Included with Eden	Included with Eden	Covered by post-mineral Tertiary volcanics. Claims are along major structures and targets would be at depth beneath the cover.	Early-stage exploration project.

Toy/Cortez-Battle Mt.-Eureka Trend	7,820 acres	Same as Eden	Same as Eden	Same as Eden	Included with Eden	Silicified and argillized upper plate Valmy Formation and igneous dikes with a major structural zone running through the property.	Unknown number of shallow holes tested upper plate rocks.

Tusk/Cortez-Battle Mt.-Eureka Trend	1,080 acres	Same as Eden	Same as Eden	Same as Eden	Included with Eden	Covered by gravels and post-mineral tuff. A mineralized structural zone trends onto the property.	Some past drilling occurred, but no information is available.

Selected Property Interests to be Acquired from the Pescios by Allied Nevada Summary Information

Rock Creek/ Between Cortez-Battle Mt.-Eureka and Carlin Trends	1,240 acres	100%, leased to Duncan Park for 20 yrs along with South Silver Cloud	3% NSR increasing with gold price (1% can be bought for $1 million)	$30,000 in 2004 escalating to $150,000 in 2009 and thereafter	4,000’ drilling by 2006 and 5,000’/yr thereafter	Faults control alteration and mineralization in volcanics. Targets would be deeper than tested to date.	Other companies drilled 122 shallow holes.

Santa Reina/ Carlin Trend	487 acres	100% leased to DPHC	3% NSR (1% can be bought for $1 million)	$75,000 in 2007 escalating to $150,000 in 2009 and thereafter		Post mineral tuffaceous sediments cover the target area. A favorable structural setting exists within a projected favorable setting of rock units.	Very little work has been done on this property.

South Silver Cloud/ Between Cortez-Battle Mt.-Eureka and Carlin Trends	2,440 acres	Included with Rock Creek	Same as Rock Creek	Included with Rock Creek	Included with Rock Creek	Partially covered, hot-springs type system exposed. Targets are deeper than tested, for vein-type gold-silver.	At least 122 mostly shallow holes drilled by previous operators were not successful.

Tonka/Carlin Trend	240 acres	100%, subject to lease to Beaucache.	4% NSR (2% can be bought for $4 million)	$50,000 in 2007, escalating to $200,000 in 2011 and thereafter	5,000’ drilling by 2008 and 7,500’/yr thereafter	Silicified and baratized outcrops of Webb Formation siltstone in a favorable structural setting.	About 15 holes by previous operators. None are known to have reached current target depths.

Woodruff/ Carlin Trend	360 acres	100%, subject to lease to Beaucache.	4% NSR (2% can be bought for $4 million)	$50,000 in 2007, escalating to $200,000 in 2011 and thereafter	5,000’ drilling by 2006 and 7,500’/yr thereafter	Anomalous arsenic, antimony and mercury values around graben faults may indicate gold mineralization in favorable host rocks at depth.	Several companies have explored the project. Two holes apparently were drilled, one shallow and a deep hole, which deflected and remained in unfavorable rocks.

Other Pescio Properties	The remaining 33 mining properties in which the Pescios hold property interests have not had technical reports completed in compliance with Canadian National Instrument 43-101 standards and are in various stages of exploration and evaluation.

Estimates of mineralization under Canadian Instrument 43-101 standards have been prepared for two of the properties as to which the Pescios would contribute their interests. These estimates are shown in summary form in the following table.

Selected Property Interests to be Contributed by the Pescios to Allied Nevada Estimated Mineralization

		Tons (000’s)	Tonnes (000’s)	Gold (opt)	Gold (g/t)
Cobb Creek	0.001 ounces per ton (0.03 grams per tonne) gold cutoff
	Inferred(2) Oxide	1,360	1,233	0.040	1.17
	Inferred(2) Sulfide	2,378	2,157	0.050	1.46
Pony Creek	0.015 ounces per ton (0.5 grams per tonne) gold cutoff
	Indicated(1)	1,140	1,034	0.057	1.66
	Inferred(2)	32,409	29,401	0.044	1.28

(1)	Cautionary Note to U.S. Investors concerning estimates of Indicated Resources: This table uses the term “indicated resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

(2)	Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This table uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.